NO ACT

1E
1-16-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005123

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 19 2015

Washington, DC 20549

February 19, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-19-15

David A. Brown
Alston & Bird LLP
dave.brown@alston.com

Re: Premiere Global Services, Inc.
Incoming letter dated January 16, 2015

Dear Mr. Brown:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to PGi by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 19, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Premiere Global Services, Inc.
Incoming letter dated January 16, 2015

The proposal relates to simple majority voting.

There appears to be some basis for your view that PGi may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of PGi's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PGi omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALSTON&BIRD LLP
The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404

202-239-3300
Fax: 202-654-4963
www.alston.com

David A. Brown | Direct Dial: 202-239-3463 | Email: dave.brown@alston.com

January 16, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Premiere Global Services, Inc.
Shareholder proposal of James McRitchie
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of our client, Premiere Global Services, Inc., a Georgia corporation ("PGi" or the "Company"), we write to inform you of PGi's intention, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by James McRitchie (the "Proponent"). Although the cover letter of the Proposal appears to be dated November 17, 2014, the Proposal was received by the Company by email dated December 10, 2014. The letter asks the Company to direct all communication regarding the proposal to Mr. McRitchie's representative, John Chevedden.

We respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(b) and Rule 14a-8(f), PGi omits the Proposal from its 2015 Proxy Materials for the reasons set forth below. PGi has advised us as to the factual matters set forth below.

In accordance with Rule 14a-8(j), this letter is being filed with the Commission not less than 80 days before PGi plans to file its 2015 definitive proxy statement. Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to Mr. Chevedden and Mr. McRitchie as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

Rule 14a-8(k) and SLB 14D requires shareholder proponents to send companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of PGi pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal asks PGi shareholders to adopt a resolution asking the Company's Board of Directors to "take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote to be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." A copy of the complete Proposal and accompanying email letter is attached hereto as Exhibit A.

Basis for Exclusion

PGi believes that the Proposal may be properly excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f) because the Proponent has failed to provide proof of sufficient ownership to satisfy Rule 14a-8(b).

A. Background

In the Proponent's initial communication to the Company in which he submitted the Proposal (see Exhibit A) and which was received by the Company on December 10, 2014, the Proponent failed to provide any proof of ownership. The Company reviewed its stock records, which did not indicate that the Proponent was the record holder of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). On December 17, 2014, within 14 calendar days of the Company's receipt of the Proposal, PGi sent Mr. Chevedden (as the Proponent's representative), a deficiency notice indicating that the Proponent had not provided adequate proof of ownership as required by Rule 14a-8(b) and explaining how to cure the defect (the "Deficiency Notice") (see Exhibit B).

In response to the Deficiency Notice, Mr. Chevedden sent to PGi on December 18, 2014 by email a copy of a confirmation letter from TD Ameritrade regarding Mr. McRitchie's stock holdings of PGi (the "TD Ameritrade Letter") (see Exhibit C). The TD Ameritrade Letter confirmed that the Proponent "had held continuously for at least thirteen months, 100 shares" of PGi stock.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing proof of sufficient ownership, as described in the Deficiency Notice. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely transmitting the Deficiency Notice, which stated:

- The ownership requirements of Rule 14a-8(b);
- That the Company's stock records do not indicate that Mr. McRitchie is a record owner of any shares of common stock;
- The type of documentation necessary to demonstrate the requisite beneficial ownership under Rule 14a-8(b);
- That any response must be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and
- That a copy of Rule 14a-8 was enclosed.

As noted above, in response to the Deficiency Notice, the Proponent sent PGi the TD Ameritrade Letter stating that as of December 14, 2014, the Proponent has held 100 shares of PGi stock continuously for 13 months (see Exhibit C). However, the TD Ameritrade Letter fails to respond to the defects specified in the Deficiency Notice because it does not establish that the Proponent meets the minimum ownership requirements for the one year period, as set forth in Rule 14a-8(b).

Rule 14a-8(b) states that, in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submission of the proponent's proposal. If the proponent is not the record holder of the securities, the proponent must provide a "written statement from the 'record' holder" which verifies that, at the time of the proponent's submission, the proponent continuously held the requisite amount of securities for at least one year.

According to Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), to determine whether the shareholder proponent has satisfied the $2,000 in market value ownership threshold, the Staff looks to "whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater." For companies listed on the New York Stock Exchange, including PGi, SLB 14 dictates that market value should be determined by "multiplying the number of securities the shareholder held for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the proposal."

The TD Ameritrade Letter states that the Proponent "held, and had continuously held" 100 shares of PGi common stock. The highest price for PGi's common stock during the 60 calendar days before the shareholder submitted the Proposal was $11.82. Multiplying this price by the total of 100 shares held by the Proponent means the market value of the Proponent's securities is $1,182. Thus, the Proponent's ownership of PGi stock is below the $2,000 minimum investment value required by Rule 14a-8(b). Additionally, the Proponent fails to meet the alternate 1% ownership threshold. As stated in the Company's Form 10-Q filed on November 10, 2014, there were 47,080,020 shares of the Company's common stock outstanding on November 4, 2014. The Proponent holds 100 shares, which falls substantially below the 1% ownership threshold.

The Staff has consistently concurred that a shareholder proposal may be excluded from a company's proxy materials when the proponent has failed to provide satisfactory evidence of continuous ownership of shares having a value of at least $2,000 for the one-year period in accordance with Rule 14a-8(b)(l) and Rule 14a-8(f)(l). *See The Coca-Cola Company* (December 16, 2014) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(b)(1) and Rule 14a-8(f)(1) where the broker letter stated that the proponent held 40 shares when the value of these shares was not at least $2,000); and *PulteGroup, Inc.* (January 6, 2012) (concurring in the exclusion of a shareholder proposal under Rule 14a-8(b)(1) and Rule 14a-8(f)(1) where the broker letter stated that the proponent held 246 shares when the value of these shares was not at least $2,000).

Here, the Company provided timely and sufficient notice of deficiency to the Proponent, and the Proponent failed to provide evidence of sufficient ownership to satisfy the requirements of Rule 14a-8(b). Accordingly, and consistent with previous Staff positions granting no action relief when the proponent has failed to meet the minimum ownership requirement under Rule 14a-8(b), the Proposal is properly excludable under Rule 14a-8(f)(1).

Conclusion

Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2015 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with the Staff prior to the issuance of the Staff's response. I would appreciate your sending your response via email to me at dave.brown@alston.com as well as to PGi, attention of Scott Askins Leonard, Executive Vice President—Legal, General Counsel and Secretary, at scott.leonard@pgi.com.

Sincerely,



David A. Brown

Enclosures

cc: Scott Askins Leonard
John Chevedden
James McRitchie

Exhibit A

Shareholder Proposal and Letter

Mr. Scott Askins Leonard
Secretary
Premiere Global Services, Inc. (PGI)
The Terminus Building
Suite 1000
Atlanta, GA 30305
PH: 404-262-8400

Dear Corporate Secretary,

I am pleased to be a shareholder in Premiere Global Services, Inc. (PGI) and appreciate the leadership our company has shown. However, I also believe PGI has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie

November 17, 2014
Date

cc: John Chevedden

[PGI: Rule 14a-8 Proposal, December 10, 2014]

Proposal X – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. For instance a director may now be removed only by the holders of 75% of the votes entitled to be cast. Thus in an election with a 75% turnout of the votes entitled to be cast – a 1%-minority can prevail over a 74%-vote against a director.

Please vote to protect shareholder value:

Simple Majority Vote – Proposal X

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

<u>Exhibit B</u>

Deficiency Notice



December 17, 2014

Via Certified Mail and E-Mail
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Rule 14a-8 Shareholder Proposal**

Dear Mr. Chevedden:

This will acknowledge our receipt of an e-mail from you dated December 10, 2014, submitting a shareholder proposal from Mr. James McRitchie relating to a simple majority vote proposal for inclusion in the 2015 proxy statement of Premiere Global Services, Inc. ("PGi"). Although Mr. McRitchie's cover letter appears to be dated November 17, 2014, PGi did not receive his proposal until it received your e-mail dated December 10, 2014. Mr. McRitchie states in his letter that you were acting as his agent and that you would be representing him with regard to his proposal.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in SEC Rule 14a-8 promulgated under the Exchange Act of 1934, as amended. A copy of SEC Rule 14a-8 is included with this letter for your convenience.

Under SEC Rule 14a-8(b), in order to be eligible to submit a proposal for inclusion in PGi's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of PGi's securities entitled to vote on the proposal for at least one year preceding and including the date the proposal is submitted.

PGi's stock records do not indicate that Mr. McRitchie is currently the registered holder on PGi's books and records of any shares of PGi's common stock, and Mr. McRitchie has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. McRitchie submitted the proposal (December 10, 2014), he had continuously held at least $2,000 in market value, or 1%, of PGi's common stock for at least the one-year period preceding and including December 10, 2014.

In order to meet the eligibility requirements for submitting a shareholder proposal, your response to this letter which contains the missing information with respect to proof of stock ownership as noted above must be postmarked, or transmitted electronically, to PGi no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address provided above or by e-mail at scott.leonard@pgi.com. Failure to provide the information required by the SEC rules within this 14-day time frame will allow PGi to exclude your proposal from PGi's proxy statement.

Please note that, because the shareholder proposal does not currently satisfy the procedural and eligibility requirements noted above, this letter does not address whether the shareholder proposal could be omitted from PGi's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, we reserve the right to omit your proposal on other grounds if a valid basis for such action exists.

Sincerely,



Scott Askins Leonard
Executive Vice President-Legal, General Counsel
and Secretary

cc: Mr. James McRitchie

Pages 12 through 17 redacted for the following reasons:
- -

Exhibit C

TD Ameritrade Letter



PGI

Post-it® Fax Note 7671	Date 12-17-14	# of pages ▶
To Scott Askins Leonard	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone	
Fax #	Fax *** FISMA & OMB Memorandum M-07-16 ***	

12/14/2014

James McRitchie
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie held, and had held continuously for at least thirteen months, 100 shares of Premiere Global Services Inc. (PGI) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 S. 108th Ave.
Omaha, NE 68154

www.tdameritrade.com